EXHIBIT 1

Annex A

Transactions in the Shares of Common Stock by the Reporting Person Within the Last Sixty Days

Forza Merger

In connection with the Forza Merger, each share of Forza common stock was exchanged for 0.611666275 shares of Twin Vee Common Stock on the effective date of the Merger. As a result, on November 26, 2024, in connection the consummation of the Forza Merger, the Reporting Person received (i) 60,213 shares of Twin Vee Common Stock in exchange for 98,442 shares of Forza common stock, (ii) an option to purchase 244,666 shares of Twin Vee Common Stock which was exchanged for an option to purchase 400,000 shares of Forza common stock; (iii) an option to purchase 61,666 shares of Twin Vee Common Stock which was exchanged for an option to purchase 100,000 shares of Forza common stock; and (iii) an option to purchase 88,079 shares of Twin Vee Common Stock which was exchanged for an option to purchase 144,000 shares of Forza common stock.

Vesting of Options

During the last 60 days, 60,773 stock options to acquire shares of Twin Vee Common Stock previously granted under the Issuer’s equity plans vested.

The reporting person currently has the following outstanding options pursuant to the Issuer’s equity plans:

Date of option grant	Number of shares	Exercise Price Per Share	Vesting Schedule	Expiration Date	Portion Vested at 12/31/2024 (1)
7/23/2021	272,000	$5.80	Vesting monthly over 3 years.	6/8/2031	272,000
10/20/2022	250,000	$2.01	Vesting monthly over 3 years.	10/19/2032	180,556
6/26/2024	300,000	$0.57	Vesting monthly over 2 years.	6/25/2034	75,000
Exchanged in Forza Merger	244,666	$8.17	Vesting monthly over 3 years, commencing 9/1/2022	08/11/2032	183,500
Exchanged in Forza Merger	61,166	$2.17	Vesting monthly over 3 years, commencing 1/15/2023	12/15/2032	39,078
Exchanged in Forza Merger	88,079	$1.138	Vesting monthly over 3 years, commencing 11/4/2023	10/04/2033	31,806

The vesting of the unvested options described above will increase the Reporting Person’s beneficial ownership of Common Stock.